Roy R. Centrella, Vice President/Controller/Chief Accounting Officer

August 21, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:          Southwest Gas Corporation
Form 10-K
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2008
File No. 001-07850

Dear Mr. Owings:

We are in receipt of your letter dated August 14, 2008 regarding your office’s review of the above listed filings.  That letter asked that we respond to the comments within 10 business days or tell you when we will provide a response.  Pursuant to a telephone conversation on August 21, 2008 with Catherine Brown, Staff Attorney, we are notifying you that we are working on responses to the comments detailed in your letter and will respond by September 15, 2008.

Please contact me with any questions.

Sincerely,

/s/ Roy R. Centrella

sw

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7083
www.swgas.com